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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Frisco Bay Industries Ltd. (Name of Subject Company (Issuer))
6181708 Canada Inc. The Stanley Works (Name of Filing Persons, Offerors)
Common Stock, no par value per share (Title of Class of Securities)
358751105 (CUSIP Number of Class of Securities)

Bruce H. Beatt
Vice-President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
(860) 225-5111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Elizabeth Kitslaar
Jones Day
77 West Wacker
Chicago, IL 60601
(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation(1) $45,836,909.75	Amount of Filing Fee(2) $5,807.54
(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of shares of 1,971,657 Common Stock and 799,567 shares of Class A Common Stock at a price of U.S.$15.25 per share, net to the seller in cash, without interest, pursuant to the Offers To Purchase, (ii) the purchase of 233,575 shares of Common Stock to be issued upon the exercise of options to purchase shares of Common Stock, at a price of U.S.$15.25 per share (for an aggregate cost of $3,562,018.75), and (iii) the cash-out of 900 stock appreciation rights, at a price of U.S.$15.25 per share (for an aggregate cost of $13,725). The calculation of the filing fee is based on the Company's representation regarding the foregoing as of January 19, 2004.

(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals $126.70 per million of transaction value, or $5,807.54.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid:	$5,807.42	Filing Party:	The Stanley Works
Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 2 to Schedule TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 30, 2004 and amended on February 6, 2004 (as amended, the "Schedule TO") by The Stanley Works, a Connecticut corporation ("Parent"), and 6181708 Canada Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of Frisco Bay Industries Ltd., a corporation incorporated under the Canada Business Corporations Act (the "Company"), at a purchase price of U.S.$15.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offers To Purchase and Circular, dated January 30, 2004 and in the related Letter of Acceptance and Transmittal (collectively with the Offers To Purchase and Circular, the "Offering Documents"), copies of which were filed with the Schedule TO on January 30, 2004 as Exhibits (a)(1) and (a)(2), respectively. Simultaneously with the offer to purchase Common Shares, the Offeror is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares"), of the Company at a purchase price of U.S.$15.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offering Documents. This Amendment No. 2 to the Schedule TO is being filed on behalf of Parent and the Offeror.

        This Amendment No. 2 to the Schedule TO amends and/or supplements the Schedule TO as follows:

Item 1. Summary Term Sheet.

        The response to the question "Can the Offers Be Extended And, If They Are Extended, How Will I Be Notified?" under the caption "Summary Term Sheet" in the Offers To Purchase is hereby amended by deleting the third sentence of that response and replacing it in its entirety with the following:

    "A subsequent offering period, if we include one, will be an additional period of time beginning on the day after the initial Expiry Time during which holders of Shares may deposit their Shares and receive the consideration paid under the Offers."

        The response to the question "Until What Time Can I Withdraw Previously Deposited Shares?" under the caption "Summary Term Sheet" in the Offers To Purchase is hereby amended by deleting the first two sentences of that response and replacing them in their entirety with the following:

            "You can withdraw Shares at any time that your Shares have not been accepted for payment and at any time if Shares accepted for payment have not been paid for within three business days thereafter. In addition, as required by the United States federal securities laws, if we have not agreed to accept your Shares for payment by March 29, 2004, you can withdraw them at any time thereafter as long as we have not yet accepted Shares for payment.

Item 4. Terms of the Transaction.

Section 4 of the Offers To Purchase (Conditions of the Offers)

        Paragraph (k) under the first subsection of Section 4 of the Offers To Purchase entitled "Conditions of the Offers—Conditions of the Common Shares Offer" is hereby deleted and replaced it in its entirety with the following:

  "(k)
  (i) the Company shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to be observed or performed by the Company at or prior to the Expiry Time and (ii) the representations and warranties of the Company contained in the Support Agreement shall have been, at the time the Support Agreement was entered into and at the date the Offeror's obligation to take up and pay for the Shares arises (being the date of the Expiry Time), true and correct, except in the case of this clause (ii) as would not reasonably be expected to have a Material Adverse Effect or to have a material and adverse effect on the completion of the Offers, and upon request from the Offeror, the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate to such effect signed by two officers of the Company acceptable to the Offeror, acting reasonably, in their capacities as officers of the Company and not personally, to the best of their knowledge, information and belief, after due enquiry;"

        The first subsection of Section 4 to the Offers To Purchase entitled "Conditions of the Offers—Conditions of the Common Shares Offer" is hereby amended by adding the following paragraph as the penultimate paragraph of such subsection:

          "Because applicable Canadian law requires the Offeror to make adequate arrangements to ensure that the required funds are available to effect payment in full for all securities that the Offeror has offered to purchase, the Offeror will not assert the conditions set forth in paragraph (c) or (m) above as a result of a termination of the Support Agreement or Lock-Up Agreement by the Company due to a breach of Parent's and the Offeror's representations or warranties regarding adequacy of financing arrangements."

Section 5 of the Offers To Purchase (Extension and Variation of the Offers)

        Section 5 of the Offers To Purchase entitled "Extension and Variation of the Offers" is hereby amended by deleting the penultimate sentence of the 10th paragraph thereof and replacing it in its entirety with the following:

  "Subject to the following sentence, the Expiry Time shall be 12:01 a.m. on the day after the last day of the Subsequent Offering Period, unless determined otherwise pursuant to the provisions of this Section 5 of the Offers To Purchase. The foregoing sentence will not limit the requirement that the conditions to the Offers set forth in Section 4 of the Offers To Purchase entitled "Conditions of the Offers" be satisfied or waived at or prior to the initial Expiry Time, which will be before the commencement of the Subsequent Offering Period."

Section 7 of the Offers To Purchase (Payment for Deposited Shares)

        Section 7 of the Offers To Purchase entitled "Payment for Deposited Shares" is hereby amended by deleting the first sentence of the first paragraph thereof and replacing it in its entirety with the following:

          "Upon the terms and subject to the conditions of the Offers specified in Section 4 of the Offers To Purchase entitled "Conditions to the Offers," the Offeror will take up and pay for Shares validly deposited under the Offers and not withdrawn prior to the Expiry Time pursuant to Section 6 of the Offers To Purchase entitled "Withdrawal of Deposited Shares" promptly following the Expiry Time, and in any event, the Support Agreement requires the Offeror to do so no later than three business days after the time at which it is entitled to take up such Shares pursuant to applicable law."

Section 8 of the Offers To Purchase (Return of Deposited Shares)

        Section 8 of the Offers To Purchase entitled "Return of Deposited Shares" is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

          "If any deposited Shares are not taken up and paid for pursuant to the terms and conditions of an Offer for any reason or if certificates are submitted for more Shares than are deposited, certificates for Shares that are not purchased will be returned at the Offeror's expense promptly after the Expiry Time or withdrawal and early termination of the relevant Offer, as the case may be, by sending certificates representing Shares not purchased by first class mail in the name of and to the address specified by the holder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of the Company."

Circular (Introduction)

        The second sentence of the second paragraph of the Circular is hereby deleted and replaced in its entirety with the following:

    "The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein which is derived from those filings or whether there has been any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any information."

Section 2 of the Circular (The Company)

        The second subsection of Section 2 of the Circular entitled "The Company—Certain Management Estimates" is hereby amended by deleting the third sentence of the second paragraph thereof.

        The second subsection of Section 2 of the Circular entitled "The Company—Certain Management Estimates" is hereby amended by deleting the last paragraph thereof and replacing it in its entirety with the following:

          "Parent and the Offeror have been informed by the Company that neither the Company nor any of its affiliates or representatives has made, or makes, and neither Parent, the Offeror nor any of their affiliates or representatives makes, any representation to any Person regarding the information contained in the estimates. None of Parent, the Offeror or any of their affiliates or representatives intends to update or otherwise revise the estimates to reflect circumstances existing after the date when made or to reflect occurrences of future events even in the event that any or all of the assumptions are shown to be in error."

Section 4 of the Circular (Background to the Offers)

        Section 4 of the Circular entitled "Background to the Offers" is hereby amended by deleting the first sentence of the second paragraph thereof and replacing it in its entirety with the following:

          "In late September or early October 2003, the Financial Advisor contacted Parent, on behalf of the Company, to solicit interest in a potential acquisition of the Company."

Section 5 of the Circular (Support Agreement)

        The subsection of Section 5 of the Circular entitled "Agreements Relating to the Offers—Support Agreement—The Offers" is hereby amended by adding the following after the second sentence thereof:

    "As described under, and subject to the conditions set forth in, Section 7 of the Offers To Purchase entitled "Extension and Variation of the Offers," the Offeror will take up and pay for Shares validly deposited under the Offers and not withdrawn prior to the Expiry Time promptly following the Expiry Time."

Section 15 of the Circular (Material Canadian Federal Income Tax Considerations)

        Section 15 of the Circular entitled "Material Canadian Federal Income Tax Considerations" is hereby amended by deleting the second sentence of the third paragraph thereof and replacing it in its entirety with the following:

    "This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shares, and no representations with respect to the tax consequences to any particular holder are made to any particular holder of Shares for which the Offers are being made."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2004	THE STANLEY WORKS
	By:	/s/ BRUCE H. BEATT Name: Bruce H. Beatt Title: Vice President, General Counsel and Secretary
6181708 CANADA INC.
	By:	/s/ BRUCE H. BEATT Name: Bruce H. Beatt Title: Secretary

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Amendment No. 2 to Schedule TO
SIGNATURE